Exhibit 99.2

Paris, March 2, 2007

ILOG S.A. – Disclosure of trading in own shares

Name: ILOG S.A.

Share capital: 18,806,381 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, BP 85, 94253 Gentilly

Disclosure of trading in own shares in January 2007 on the Eurolist d’Euronext Paris pursuant to the liquidity contract signed between ILOG and ODDO Midcap

Balance at the end of December 2006	81,457
Number of shares repurchased in January 2007	83,803
Number of shares sold in January 2007	84,807

Disclosure of trading in own shares in February 2007 on the Eurolist d’Euronext Paris pursuant to the liquidity contract signed between ILOG and ODDO Midcap

Balance at the end of January 2007	83,327
Number of shares repurchased in February 2007	61,159
Number of shares sold in February 2007	58,285